SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 29, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	November 29, 2006

TAM launches new way to purchase tickets

Company implements that is aninternational trend and that will facilitate the purchase of tickets

São Paulo, November 29, 2006 – TAM (Bovespa: TAMM4 e NYSE: TAM) is launching five new Tariff Profiles that will facilitate costumer identification of the ticket in the act of purchase. Each Profile - named Promo, Light, Flex, Max and Top - presents clear characteristics and rules so that the passenger makes its choice according to his travel needs. Successfully adopted by international companies, the main characteristic of this model is to simplify the identification of the tariffs, making them more comprehensible and accessible to all costumer profiles.

In this way, for the domestic destinations operated by TAM, the passenger will be able to choose promotional prices or other benefits contemplated in a given profile focusing on those passengers who need more flexibility in their trips. “We are applying a modern system that will allow us to attend passengers more transparently, assuring an adequate product to the needs and demands for each trip of our costumers and improving the experience to travel with TAM. It is a way to further personalize our services”, affirms Marco Antonio Bologna, TAM’s CEO.

The project was developed with the participation of many areas within the company, such as commercial, information technology, pricing and marketing, based on the successful experiences of international airlines. Moreover, the company realized researches with the passengers in several airports in Brazil to understand the specific needs of different travels. “The costumer, the passenger, will choose the tariff that corresponds to his requirements at the time”, says Bologna.

The segmentation through Tariff Profiles reaches all passengers: from the leisure passengers deciding the purchase based on promotional tickets to the executives traveling frequently and looking for more flexibility in the use of tickets. According to the chosen tariff, the passenger will be able, for example, to extend the ticket emission period.

The benefits and rules of each Tariff Profile are explained in details in all TAM’s distribution channels (call center, web call center, site, stores, kiosks and travel agencies). The company’s website (www.tam.com.br) already presents the new tariffs with the respective profiles.

The TAM Tariff Profiles launching is part of the innovations prepared by the company to celebrate its 30 year anniversary and will be divulgated in newspapers, magazines, TVs, radio, movie theaters and internet, as of the next weekend.

Besides the characteristics for each profile, presented below, other services and attributes (VIP room use, luggage excess, remarking of seats etc.) will be added briefly to each tariff profile.

TAM’s new tariff profiles:

Issuance deadline	Immediate	Immediate	3 days	7 days	10 days

	Lesser value	Lesser value	Lesser value	Lesser value
Reimbursement	between R$ 100	between R$ 70	between R$ 50	between R$ 30	No cost
	and 60% of the	and 20% of the	and 10% of the	and 5% of the
	tariff value	tariff value	tariff value	tariff value

	Lesser value	Lesser value	Lesser value
Reschedule	between R$ 100 e	between R$ 70	between R$ 50	No cost	No cost
	60% of the tariff	and 20% of the	and 10% of the
	value	tariff value	tariff value

Stopover **	--	--	--	1	2

Discounting for children ***	--	25%	35%	40%	50%

Loyalty Program Points	20%	90%	100%	120%	150%

* cost for the same tariff or inferiors
** stops above of 4 hours in cities of the same route (not available in the site)
*** from 2 the 12 incomplete years old

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:

TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 51.1% domestic market share and 58.2% international market share at the end of October 2006. TAM operates regular flights to 48 destinations throughout Brazil. It serves 74 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.3 million subscribers and has awarded more than 3.6 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.